INVESTMENT MANAGERS SERIES TRUST

235 West Galena Street

Milwaukee, Wisconsin 53212

September 29, 2020

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investment Managers Series Trust – File No. 333-248114

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust (the “Trust”), with respect to the proposed reorganization of the 361 Managed Futures Strategy Fund into the 361 Global Managed Futures Strategy Fund, each a separate series of the Trust, be accelerated to September 30, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust

/s/ Maureen Quill
Name: Maureen Quill
Title: President

IMST Distributors, LLC

/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice-President